Proud Mary Coffee USA LLC

ANNUAL REPORT

2012 NE Alberta St, Portland, OR 97211
Portland, OR 97211
7372470330
https://proudmarycoffee.com

This Annual Report is dated April 27, 2026.

BUSINESS

Company Overview

Proud Mary Coffee operates under Proud Mary Coffee USA LLC ("Proud Mary" or the "Company"), which oversees its U.S. operations, including retail cafés, wholesale (B2B) coffee supply, and e-commerce. Under Proud Mary Coffee USA LLC, several subsidiaries manage different aspects of the business. Proud Mary Roasters USA oversees coffee roasting and wholesale distribution across the U.S., ensuring a consistent supply for both retail and B2B clients. Proud Mary Retail USA operates the café locations, including the flagship sites in Portland and Austin, focusing on direct customer engagement and brand experience. Proud Mary E-Commerce drives online sales and coffee subscriptions, catering to home brewers and specialty coffee enthusiasts. This structure allows the company to efficiently scale operations while maintaining its commitment to quality and direct trade sourcing.

Proud Mary Coffee is an Australian specialty coffee company founded in 2009 by Nolan and Shari Hirte in Melbourne. Renowned for its commitment to quality and innovation, Proud Mary has expanded internationally, operating notable cafés in the United States, specifically in Portland, Oregon, and Austin, Texas.

The company's U.S. flagship café opened in Portland in 2017, introducing Australian café culture to the Pacific Northwest. In 2022, Proud Mary launched its Austin location, further establishing its presence in the American specialty coffee scene. Both cafés have garnered acclaim for their meticulously sourced and roasted coffees, as well as their curated food menus that reflect Australian culinary influences.

Proud Mary's dedication to excellence extends beyond its cafés. The company operates a roastery in Portland, supplying freshly roasted beans to both retail and wholesale customers. They offer a diverse range of coffee subscriptions, including options like 'Wild,' 'Curious,' and 'Mild,' catering to various taste preferences. Additionally, Proud Mary provides deluxe subscriptions featuring rare and exclusive coffee varieties

Intellectual Property:

Proud Mary Coffee USA LLC owns three active U.S. trademarks for "PROUD MARY," covering:

- Coffee and beverages

- Coffee mugs

- Restaurant services

Corporate Structure:

The Company has four (5) wholly owned subsidiaries:

1. Proud Mary Café Pty Ltd - The Company was formed in Australia on the 7th of July 2014. The Company is located at 172 Oxford St, Collingwood, Victoria, Australia. This is a cafe, serving all day coffee, lunch and breakfast. Customers are predominantly local to inner city Melbourne and some international travelers and coffee enthusiasts. The Company's functional currency is the Australian Dollar.

2. Proud Mary Coffee Roasters Pty Ltd - The Company was formed in Australia on the 7th of July 2014. The Company is located at 200 Wellington St, Collingwood, Victoria, Australia. This location has 3 sources of revenue: a). coffee roastery selling whole bean coffee to other businesses and its own Australian Cafe; b) E-commerce store selling whole bean coffee and equipment to customers across Australia, and c) Aunty Peg's coffee shop, serving black coffee and selling coffee and equipment in store to the general public. The Company's functional currency is the Australian Dollar.

3. Spinn-Aphex Enterprises Pty Ltd - The company was formed in Australia on the 6th of May 2009. The company is the previously registered company for the Australian operations. Once the company's Australian operations commenced selling roasted coffee to external companies in 2014, its operations were split into Proud Mary Cafe Pty Ltd and Proud Mary Coffee Roasters Pty Ltd. The company is no longer in operation but remains registered.

4. Proud Mary Cafes LLC - The Company was formed in Oregon on the 2nd of May 2016. The Company has two physical locations and three revenue sources. a) a Café is located at 2012 NE Alberta St, Oregon, 97211, serving coffee and all day breakfast and lunch 7 days per week. b) a Roastery located at 3961 N Williams Ave,

Oregon, 97227, earning revenue through selling wholebean coffee to other businesses, including its retail location in Portland, and c) e-commerce store selling coffee and equipment to the general public across the United States and Canada. The Company's functional currency is the US Dollar.

5. Angel Aura LLC dba Proud Mary - The Company was formed in Texas on the 19th of November 2020. The Company has two physical locations and two sources of revenue. a) a café serving coffee, all-day breakfast and lunch, 7 days per week, located at 2043 S Lamar Blvd, Austin, Texas; and b) a roastery located at 8711 Burnet Rd, Austin, Texas. The Company's functional currency is the US Dollar.

Previous Offerings

Name: Membership Units
Type of security sold: Equity
Final amount sold: $33,500.00
Number of Securities Sold: 1,858
Use of proceeds: Startup funds
Date: December 22, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $375,000.00
Use of proceeds: Startup funds
Date: December 15, 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**

Operating Results – 2025 Compared to 2024

Revenue

Revenue for fiscal year 2025 was $16,424,437, compared to $14,027,196 in fiscal year 2024, representing 17% year-on-year growth.

This growth reflects continued momentum across both U.S. and Australian operations. The U.S. business delivered an 18% increase in revenue, driven by sustained demand at our Portland and Austin retail locations, 30% growth in wholesale (B2B) partnerships, and continued expansion of our e-commerce channel. Australian operations also showed strong performance, with revenue increasing 15% overall, including a 21% increase in retail sales. This was driven in part by our Melbourne café being recognised as the #4 coffee shop globally, which resulted in a significant short-term uplift in sales, followed by a sustained year-on-year increase of approximately 21%.

Cost of Sales

Cost of Sales for fiscal year 2025 was $11,153,877, compared to $9,702,709 in fiscal year 2024.

Cost of Sales increased broadly in line with revenue, while improving slightly as a percentage of sales from 69% to 68%. This reflects the continued stabilisation and improved efficiency of our Austin roastery following its initial ramp-up phase.

Toward the end of 2025, and continuing into 2026, we began to see upward pressure on green coffee costs, particularly driven by Brazil-related tariffs and global supply factors. The Company is actively pursuing available refund mechanisms announced in 2026 to mitigate these impacts.

Gross Margins

Gross profit increased to $5,270,561 in fiscal year 2025, compared to $4,324,487 in fiscal year 2024.

This improvement reflects a combination of:
•   Strong revenue growth across all channels
•   Stabilisation of start-up costs associated with the Austin roastery
•   Improved operational efficiency across production and supply chain

Operating Expenses

Operating expenses for fiscal year 2025 were $4,131,579, compared to $4,672,556 in fiscal year 2024.

Expenses decreased year-on-year as the business continued to scale and improve operational efficiency. This was achieved through:
•   Increased use of technology across operations
•   More efficient resourcing and labour management
•   Greater operational discipline across locations

Operating expenses for 2025 include approximately $100,000 of marketing costs directly associated with the Company's crowdfunding raise.

Historical Results and Cash Flows

The Company is operating in a growth and scaling phase, with all core business units generating revenue and the U.S. market continuing to show strong expansion, particularly within the B2B channel.

As a result, historical cash flows are not necessarily indicative of future performance, as:

- Existing locations continue to mature and improve profitability
- New locations are expected to be launched with greater operational discipline
- Cash flow generation from established sites is expected to increasingly support expansion

Over time, the Company expects to:

- Reduce reliance on external financing
- Lower interest costs
- Improve overall capital efficiency

Administrative expenses are expected to grow at a slower rate than revenue as the Company continues to leverage technology to drive scalability.

Following the successful crowdfunding raise, the Company is well-positioned to continue expanding its retail footprint while maintaining a disciplined approach to cost management.

Other Cash Flow Impacts

During 2025, the Company received Employee Retention Credits (ERC) totaling $374,099, along with interest of $102,524, which provided a meaningful positive impact on cash flow during the period.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $1,225,033.

Debt

Creditor: Umpqua Bank

Outstanding balance: $109,126.00

Interest rate: 0%

Material terms: On January 11, 2021, Proud Mary Cafes, LLC entered into a commercial security agreement with

Umpqua Bank with a principal loan amount of $109,126 with maturity on January 15, 2026.

Outstanding balance was at $25,646 and $48,439 as of December 31, 2024 and December 31, 2023, respectively.

Creditor: Umpqua Bank
Outstanding balance: $100,000.00
Interest rate: 2.8%
Material terms: In December 2023, Proud Mary Cafes, LLC entered into a Credit Line agreement with Umpqua Bank for
a loan amount of $100,000 with 2.8% to 7.8% margin added based on the Company's creditworthiness

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Creditor: Frost Bank
Outstanding balance: $76,688.00
Interest rate: 9.051%
Material terms: In December 2023, Proud Mary Aura, LLC entered into a business loan and security agreement with
Frost Bank for $98,000. The loan has a maturity date of December 12, 2027, with an annual interest
rate of 9.051%. The outstanding balance of the loan was at $76,688 and $98,000 as of December 31,
2024 and December 31, 2023, respectively

Creditor: Commonwealth Bank Ltd.
Outstanding balance: $40,510.00
Interest rate: 0%
Material terms: In November 2020, Proud Mary Coffee Roasters Pty. Ltd. entered into a security agreement with
Commonwealth Bank Ltd. for the sale and buyback of 2019 Kirsch and Mausser G45 retro coffee
roasting machine payable in 5 years with a total term charges of AUD $4,676. The outstanding balance
was at AUD$40,510 and AUD$86,759 as of December 31, 2024 and December 31, 2023, respectively.

Creditor: Metro Finance
Outstanding balance: $11,391.00
Interest rate: 0%
Material terms: In July 2021, Proud Mary Coffee Roasters Pty. Ltd., entered into a security agreement with Metro Finance
for the used 2019 Volkswagen Caddy. The loan is payable in 5 years. The outstanding balance was at
AUD $11,391 and AUD $18,502 as of December 31, 2024, and December 31, 2023, respectively

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Creditor: Charlie and Jo Koch
Outstanding balance: $375,000.00
Interest rate: 9%
Material terms: On December 15, 2024, Proud Mary Coffee Roasters Pty. Ltd. entered into a new loan agreement with Charlie and Jo Koch for AUD $375,000 with a maturity date two years from the drawdown date, a fixed interest rate of 9.0% per annum, and monthly interest payments of AUD $9,975 beginning January 15, 2025. The loan includes a 50% balloon payment due at maturity. A full repayment schedule is attached to the agreement
with Charlie and Jo Koch amounting to AUD $375,000 payable in 2 years with an annual interest rate of 8%.

Creditor: Capital Finance Australia Ltd
Outstanding balance: $17,154.00
Interest rate: 0%
Material terms: Australia Ltd. with an amount financed of AUD $25,610 with a charge term of AUD $5,980 and a term
of 5 years. The outstanding balance of the loan was at AUD $17,154 and AUD $22,785 as of December 31, 2024 and December 31, 2023, respectively

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Creditor: ACN 601 158 507 Pty. Ltd (Shift Financial)
Outstanding balance: $81,290.00
Interest rate: 16%
Material terms: In October 2023, Proud Mary Cafe Pty. Ltd. entered into an equipment line facility agreement with ACN
601 158 507 Pty. Ltd. - doing business as Shift Financial. The initial facility limit is AUD $110,000 with a term of five (5) years at 16% interest rate. The outstanding balance was at AUD $81,290 and AUD $96,379 as of December 31, 2024, and December 31, 2023, respectively.

Creditor: Coffee Machines - Synesso, with Capital Finance Australia Limited
Outstanding balance: $2,986.00
Interest rate: 0%
Material terms: In 2020, Proud Mary Cafe Pty. Ltd. entered into a loan agreement for the acquisition of Coffee Machines

- Synesso, with Capital Finance Australia Limited with a loan amount of AUD $51,783 payable in 60 months. The outstanding balance was at AUD $2,986 and AUD $14,464 as of December 31, 2024 and December 31, 2023, respectively

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Creditor: Ford 2023 - Vehicle
Outstanding balance: $38,795.00
Interest rate: 0%
Material terms: In October 2024, Proud Mary Aura, LLC acquired a new vehicle - Ford 2023, on account at $38,795.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jamin Paul Hirte

 Jamin Paul Hirte's current primary role is with Sia. Jamin Paul Hirte currently services approximately 10 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-CEO (Australian operations)
• Dates of Service: August 2024 — Present
• Responsibilities: Guiding the effort and ensuring it remain focussed on the company goals.

Other business experience in the past three years:

• Employer: Watco Rail
Title: General Manager Commercial
Dates of Service: February 2021 — November 2021
Responsibilities: Responsible for commercial contract management of the Australian operations of Watco Rail.
• Employer: Great Southern Distilleries
Title: General Manager
Dates of Service: February 2022 — August 2022
Responsibilities: Overseeing sales, marketing, people & culture and the build/establishment of a full service restaurant & bar.
• Employer: Activ
Title: Executive Manager Strategy & Digital

Dates of Service: August 2022 — January 2025
Responsibilities: Executive responsible for strategy and digitisation of a large disability service provider, specialising in supporting people living intellectual disability.
• Employer: Sia
Title: Engagement Director
Dates of Service: February 2025 — Present
Responsibilities: Working with our clients to accelerate goal achievement and find new ways to grow competitive advantage.

Name: Amy Louise Davis

 Amy Louise Davis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Global CFO
• Dates of Service: September 2016 — Present
• Responsibilities: Financial & HR management.

Name: Shari Maree Hirte

 Shari Maree Hirte's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director
• Dates of Service: June 2017 — Present
• Responsibilities: Help with telling the brand story of the company, including imagery. Ensuring that our message is clear to potential investors, what they will be investing in.

Name: Nolan Khyl Hirte

 Nolan Khyl Hirte's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-CEO (US operations), Director and Managing Member
• Dates of Service: November 2016 — Present
• Responsibilities: As CEO I have identified where the funds raised will go: expanding our retail presence (smaller to-go models). Improve efficiency and business performance, margins, across existing businesses. Maximize our 'brand moment', increase growth via marketing at existing locations, to grow market share. Leverage repeatable, scaleable designs, build, equipment, service and technology.

Name: Matthew Lounsbury

 Matthew Lounsbury's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: President of Proud Mary USA
• Dates of Service: March 2019 — Present
• Responsibilities: Leading strategic growth in the USA with focus on B2B, E-Commerce & Brand

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Name: Lindsay Goodrich

 Lindsay Goodrich's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: VP, Global Head of Retail
• Dates of Service: December 2014 — Present
• Responsibilities: Leading Strategic growth and operations for our global retail operations.

Name: Alexander Lees

 Alexander Lees's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: VP of PMC Australia
• Dates of Service: August 2024 — Present
• Responsibilities: Strategically Leading Proud Mary Australia, with particular focus on B2B, E-Commerce and operations

Other business experience in the past three years:

• Employer: Industry Beans Australia
Title: General Manager
Dates of Service: October 2018 — July 2024
Responsibilities: Head of wholesale and e-commerce

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class F Units
Stockholder Name: Nolan Hirte
Amount and nature of Beneficial ownership: 498,635
Percent of class: 44.21%

Title of class: Class F Units
Stockholder Name: Shari Hirte
Amount and nature of Beneficial ownership: 498,635
Percent of class: 44.21%

RELATED PARTY TRANSACTIONS

Name of Person: Nolan Hirte and Shari Hirte
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Non-interest bearing advances were made to shareholders Nolan Hirte and Shari Hirte.
Material Terms: The outstanding balance

of the shareholders loans receivable was at $220,646 and $220,646, as of December 31, 2025 and December 31, 2024, respectively

OUR SECURITIES

The Company has authorized Class CF Units, Class E Units, Class F Units, and Convertible Promissory Note Series 2025 - CF.

Class CF Units
• Authorized: 1,125,000
• Outstanding: 0
• Material Rights: These Units are intended to be issued to investors upon conversion of the Convertible Promissory Note Series 2025 – CF and will entitle the holders to pro rata distributions, but no governance rights, unless otherwise required by law.

Participation in Distributions:

CF Members share in profit distributions pro rata based on their ownership of CF Units, but only after priority payouts (e.g., Class F returns)

No Capital Contribution Priority:

CF Members generally do not have liquidation preferences ahead of Class F.

Limited or No Voting Rights:

CF Units do not carry voting rights in company governance. They cannot vote on: Board appointments, Amendments to the Operating Agreement, Major transactions (mergers, asset sales, etc.)

Highly Restricted Transfers:

CF Units may only be transferred under limited circumstances, such as: Compliance with securities laws (e.g., Regulation CF rules), After a holding period (e.g., 12 months), With company or Board approval

No Right of First Refusal (ROFR) is typically granted to CF holders.

CF Members do not have the right to inspect books or participate in management unless required by law.

They may receive annual or quarterly updates, but not detailed operational reports unless stated.

CF holders do not have the right to participate in future equity offerings.

They may be diluted in future financings without consent or notice, unless specifically protected.

Exceptions: In rare cases, they may vote on amendments that disproportionately affect CF Units.

Class E Units
• Authorized: 25,000
• Outstanding: 0
• Material Rights: These Units are reserved for issuance to employees, consultants, or service providers pursuant to Unit Grant Agreements, subject to terms established by the Board.

Class F Units
• Authorized: 1,127,836
• Outstanding: 1,127,836
• Voting Rights: One vote per unit

Convertible Promissory Note Series 2025 - CF
• Amount Outstanding: $0.00
• Conversion Type: The same class and series of equity securities issued in the Qualified Financing
• Conversion Trigger: Qualified Financing of at least $5,000,000
• Valuation Cap: $60,000,000.00
• Discount Rate: 20
• Interest Rate: 5
• Material Rights: Notice of Joinder to Company Operating Agreement upon Conversion

Upon conversion of this Note into equity securities, Reg CF investors will be required to join Proud Mary Coffee USA LLC as Members in accordance with the terms of the Company's Second Amended and Restated Limited Liability Company Agreement. A full copy of the Convertible Promissory Note and the Second Amended & Restated Limited Liability Company Operating Agreement are provided as Exhibit F to this Form C and should be reviewed carefully before investing.

Conversion; Repayment Premium Upon Sale of the Company.

(a)   In the event that the Company issues and sells equity securities to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions resulting in gross proceeds to the Company of at least $5,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal and unpaid accrued interest under this Note shall automatically convert into the same class and series of equity securities issued in the Qualified Financing, at a conversion price equal to the lesser of: (i) the maximum discount rate an investor is eligible for under the bonus discount structure outlined in this Form C, applied to the per share price paid by the Equity Investors in the Qualified Financing or (ii) the price equal to the quotient of $60,000,000 divided by the aggregate number of outstanding units of the Company as of immediately prior to the initial closing of the Qualified Financing

(assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b)   If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c)   Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of common stock based on a pre-money valuation of $60,000,000.

(d)   "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in a Qualified Financing or upon a Sale of the Company, the outstanding principal and unpaid interest shall become due and payable on the Maturity Date.

What it means to be a minority holder

As a minority holder of Convertible Promissory Notes of this offering, you will have no voting rights. Should the notes convert into equity units, the Class CF Units have no voting rights attached to them. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer

preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The convertible promissory note that an investor is buying has no voting rights attached to them. Should the note convert to Class CF Units, the Class CF Units have no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Risks Related to Our Planned PMC-Go Expansion
We intend to use proceeds from this offering to develop and open new "PMC-Go" retail café locations. These expansion efforts may involve unanticipated costs, delays in permitting or construction, challenges in staffing, or lower-than-expected demand. If our new locations fail to perform as expected, it may adversely affect our profitability and reduce the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Proud Mary Coffee USA LLC

By /s/ *Nolan Hirte*

Title: CEO, Direct and Managing Member

By /s/ *Nolan Hirte*

Name: Nolan Hirte
Title: CEO, Direct and Managing Member

By /s/ *Amy Davis*

Name: Amy Davis
Title: CFO

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet Report

Proud Mary Coffee USA LLC

US Dollar

2025

Account Name	Jan 25 - Dec 25
Current Assets	
Cash	$ 1,223,694
Accounts Receivable	$ 607,236
Inventory	$ 398,199
Other Current Assets	$ 443,908
Total Current Assets	**$ 2,673,037**
Non-Current Assets	
Fixed Assets	$ 4,124,421
ROU Assets	$ 1,000,000
Total Non-Current Assets	**$ 5,124,421**
Total Assets	**$ 7,797,458**
Current Liabilities	
Accounts Payable	$ 1,167,742
Accrued Expenses	$ 530,727
Short-term Debt	$ 104,514
Total Current Liabilities	**$ 1,802,983**
Non-Current Liabilities	
Long-term Debt	$ 3,399,071
Lease Liability	$ 680,000
Total Non-Current Liabilities	**$ 4,079,071**
Total Liabilities	**$ 5,882,054**
Equity	
Total Equity	**$ 1,651,127**
Total Liabilities + Equity	**$ 7,533,181**

Income Statement

Proud Mary Coffee USA LLC

US Dollar

2025

Account Name	Jan 25 - Dec 25
Revenue	**$ 16,424,437**
Cost of Sales	**$ 7,658,970**
Wages	**$ 3,494,907**
Gross Profit	**$ 5,270,561**
Operating Expenses	
ADMIN WAGES	**$ 1,324,244**
OVERHEAD EXPENSES	**$ 2,807,335**
Total Operating Expenses	**$ 4,131,579**
Operating Profit	**$ 1,138,982**
Other Income	**$ 364,602**
Other Expenses	
Income Tax	**$ 73,128**
Depreciation	**$ 825,072**
Interest	**$ -40,992**
Total Other Expenses	**$ 857,208**
Other Profit	**$ -492,606**
Net Profit	**$ 646,376**

Cashflow Report

Proud Mary Coffee USA LLC
US Dollar
Dates: Jan 2025 - Dec 2025

Account Name	Jan 25 - Dec 25
Net Income	**$ 670,776**
Operating Activities	**$ -387,821**
Net Cash	**$ 282,955**
Investing Activities	**$ -421,751**
Financing Activities	**$ 1,194,405**
Net Cash Total	**$ 1,055,609**
Cash at Start of Period	**$ 214,216**
FX Adjustments	$ -44,792
Cash at End of Period	**$ 1,225,033**

PROUD MARY COFFEE USA, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Members' Capital		Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total Members' Equity
	Units	$ Amount			
Beginning balance at 1/1/25	-	239,566	912,611	(136,360)	1,015,817
Contribution	-	-	-	-	0
Distribution	-	-	-	-	0
Cumulative Translation Adjustment	-	-	-	(11066)	-11066
Prior Period Adjustment	-	-	-	-	0
Net Income	-	-	646,376	-	646376
Ending balance at 12/31/25	**-**	**239,566**	**1,558,987**	**(147,426)**	**1,651,127**

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Proud Mary Coffee USA, LLC ("the Company") was formed in Delaware on the 2nd day of May 2016. The Company generates revenue by selling business to business whole bean coffee and equipment, E-Commerce store, and Retails. The Company's headquarters is in Wilmington, Delaware.

The Company has four (4) wholly owned subsidiaries:

1. Proud Mary Café Pty Ltd - The Company was formed in Australia on the 7th of July 2014. The Company is located at 172 Oxford St, Collingwood, Victoria, Australia. This is a cafe, serving all day coffee, lunch and breakfast. Customers are predominantly local to inner city Melbourne and some international travelers and coffee enthusiasts. The Company's functional currency is the Australian Dollar.

2. Proud Mary Coffee Roasters Pty Ltd - The Company was formed in Australia on the 7th of July 2014. The Company is located at 200 Wellington St, Collingwood, Victoria, Australia. This location has 3 sources of revenue, a). coffee roastery selling whole bean coffee to other businesses and its own Australian Cafe; b) E-commerce store selling whole bean coffee and equipment to customers across Australia, and c) Aunty Pegs coffee shop, serving black coffee and selling coffee and equipment in store to the general public. The Company's functional currency is the Australian Dollar.

3. Proud Mary Cafes LLC - The Company was formed in Oregon on the 2nd of May 2016. The Company has two physical locations and three revenue sources. a) a Café is located at 2012 NE Alberta St, Oregon, 97211, serving coffee and all day breakfast and lunch 7 days per week. b) a Roastery located at 3961 N Williams Ave, Oregon, 97227 earning revenue through selling wholebean coffee to other businesses including its retail location in Portland and c) e-commerce store selling coffee and equipment to the general public across the United States and Canada. The Company's functional currency is the US Dollar.

4. Angel Aura LLC dba Proud Mary - The Company was formed in Texas on the 19th of November 2020. The Company has two physical locations and two sources of revenue. a) a café serving coffee, all day breakfast and lunch, 7 days per week located at 2043 S Lamar Blvd, Austin, Texas; and b) a roastery located at 8711 Burnet Rd, Austin Texas. The Company's functional currency is the US Dollar.

Proud Mary Coffee USA, LLC conducted their 2025 crowdfunding campaign under regulation CF.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation – Foreign Operations.

The financials of the Company include its four (4) wholly-owned subsidiaries as mentioned in NOTE 1. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. In 2025, the Company reported Nil in earnings from foreign subsidiaries. No dividends were received from foreign subsidiaries in 2025. Net assets of foreign operations were $249,537 and $587,855 as of December 31, 2024 and 2023, respectively.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive losses in the consolidated financial statements. Foreign currency translation adjustments resulted in cumulative losses of ($136,360) and ($77,869) in 2024 and 2023, respectively. Foreign currency transaction gains resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled approximately Nil both in 2024 and 2023.

Use of Estimates and Assumptions

In preparing these unaudited consolidated financial statements in conformity with the U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,223,694 in cash and cash equivalents as of December 31, 2025.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

The Company had $607,236 in accounts receivable as of December 31, 2025.

Inventory
Inventory consisted primarily of raw materials. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2025 amounted to $398,199.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2025.

Depreciation and amortization for the Company's U.S. entities for the year ended December 31, 2025 have been estimated at approximately $110,000, pending finalization of tax filings.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling business to business whole bean coffee and equipment, E-Commerce store and Retails.

The Company's payments are generally collected at time of service or initiation of services. Payments through B2B revenue streams are majority credit cards charged on delivery. Sales made via e-commerce stores are also processed via card. For retail, 98% payments are collected via card at the point of sales system after the customers have dined in and around 2% of customers pay via cash.

The Company's primary performance obligation is the delivery of products and services. Revenue is recognized at the time of shipment and performance of service, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

<u>General and Administrative Expenses</u>

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses are recognized as expenses as costs are incurred .

<u>Advertising and Marketing Expense</u>
Advertising and marketing costs associated with marketing the Company's products and services are expensed as costs are incurred.

<u>Payroll Expense</u>
Payroll expense consists of payroll and related expenses for employees and independent contractors are expensed as costs are incurred .

<u>Research and Development Costs</u>
Research and development costs are costs incurred in the development of new products, services, processes, or significant improvements to existing ones. These expenses include: salaries and wages of researchers and developers, materials and supplies used in research and development projects, costs of services performed by others such as consultants and contract research organizations, depreciation of equipment used in research and development activities, and indirect costs that are directly related to research activities.

<u>Organizational Costs</u>.
The Company incurred costs related to its formation and initial operations, including legal fees, filing fees, and other expenditures associated with establishing the business. These costs are categorized as organizational and startup costs and are expensed as incurred, in accordance with ASC 720-15 (Start-Up Costs).

<u>Recent Accounting Pronouncements</u>
The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Non-interest bearing advances were made to shareholders Nolan Hirte and Shari Hirte. The outstanding balance of the shareholders loans receivable was at $220,646, as of December 31, 2025.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Right-of-use assets and corresponding lease liabilities have been estimated at approximately $1,000,000 and $680,000, respectively, as of December 31, 2025, pending finalization of lease accounting calculations.

The Company has entered into several operating lease agreements.

1. In July 2016, Proud Mary Cafe LLC, a subsidiary, entered into an operating lease agreement with 20 Alberta South LLC, for the lease of 3,140 Rentable Square Feet (RSF) premises for restaurant/cafe business with a lease term of 84 months.

2. In October 2020, Proud Mary Cafe LLC, a subsidiary, entered into an operating lease agreement with 3961 Williams LLC, for the lease of 3,571 square feet premises for coffee roasting facility. Term of the lease agreement was for sixty (60) months expiring on September 30, 2025.

3. In December 2020, Angel Aura LLC, a subsidiary, entered into an operating lease agreement with Unico 2043 South Lamar LLC, to lease the building premises with 2,480 square feet floor area to be used as a full-service restaurant for the retail sale of food, coffee and beverage items. The lease term is for ten years.

4. In June 2023, Angel Aura LLC, a subsidiary, entered into an operating lease agreement with Turtle Rock Holdings, Ltd., to lease the building premises with a 3,702 square feet floor area to be used in its operations. The term of the lease was for twenty-four (24) months expiring in June 2025.

5. In August 2019, Proud Mary Coffee Roasters Pty Ltd, a subsidiary, renewed its operating lease contract with Temax Nominees for a lease term of five (5) years expiring on July 31, 2024.

6. In 2019, Proud Mary Cafe Pty. Ltd., a subsidiary, renewed its operating lease agreement with Euro Superannuation Pty. Ltd., for the lease term of five (5) years expiring in June 2024.

7. In January 2024, Proud Mary Cafe LLC, a subsidiary, amended its lease agreement with 20 Alberta South LLC to extend its lease for sixty months.

8. In June 2024, Proud Mary Cafe Pty. Ltd., renewed its operating lease agreement with Euro Superannuation Pty. Ltd., for another lease term of five (5) years.

9. In June 2024, Proud Mary Cafe Pty. Ltd., renewed its operating lease agreement with Euro Superannuation Pty. Ltd., for another lease term of five (5) years.

NOTE 5 – LIABILITIES AND DEBT

Loans Payable: The Company has obtained various loans with various maturity dates from different institutions. The Company's loans payable as of December 31, 2025 are shown below:

1. On January 11, 2021, Proud Mary Cafes, LLC entered into a commercial security agreement with Umpqua Bank with a principal loan amount of $109,126 with maturity on January 15, 2026. Outstanding balance was at $1,843 and $25,646 as of December 31, 2025 and December 31, 2024, respectively.

2. In December 2023, Proud Mary Cafes, LLC entered into a Credit Line agreement with Umpqua Bank for a loan amount of $100,000 with 2.8% to 7.8% margin added based on the Company's creditworthiness. Outstanding balance was at $23,383 and $100,000 as of December 31, 2025 and December 31, 2024, respectively.

3. In December 2023, Proud Mary Aura, LLC entered into a business loan and security agreement with Frost Bank for $98,000. The loan has a maturity date of December 12, 2027, with an annual interest rate of 9.051%. The outstanding balance of the loan was at $53,392 and $76,688 as of December 31, 2025 and December 31, 2024, respectively

4. In November 2020, Proud Mary Coffee Roasters Pty. Ltd. entered into a security agreement with Commonwealth Bank Ltd. for the sale and buyback of 2019 Kirsch and Mausser G45 retro coffee roasting machine payable in 5 years with a total term charges of AUD $4,676. The outstanding balance was at AUD$0 and AUD$40,510 as of December 31, 2025 and December 31, 2024, respectively.

5. In July 2021, Proud Mary Coffee Roasters Pty. Ltd., entered into a security agreement with Metro Finance for the used 2019 Volkswagen Caddy. The loan is payable in 5 years. The outstanding balance was at AUD $3,897 and AUD $11,391 as of December 31, 2025, and December 31, 2024, respectively

6. On December 15, 2024, Proud Mary Coffee Roasters Pty. Ltd. entered into a new loan agreement with Charlie and Jo Koch for AUD $375,000 with a maturity date two years from the drawdown date, a fixed interest rate of 9.0% per annum, and monthly interest payments of AUD $9,975 beginning January 15, 2025. The loan includes a 50% balloon payment due at maturity. A full repayment schedule is attached to the agreement with Charlie and Jo Koch amounting to AUD $375,000 payable in 2 years with an annual interest rate of 8%. The outstanding balance was at AUD $285,414 and AUD $375,000 as of December 31, 2025, and December 31, 2024, respectively

7. Australia Ltd. with an amount financed of AUD $25,610 with a charge term of AUD $5,980 and a term of 5 years. The outstanding balance of the loan was at AUD $10,859 and AUD $17,154 as of December 31, 2025 and December 31, 2024, respectively

8. In October 2023, Proud Mary Cafe Pty. Ltd. entered into an equipment line facility agreement with ACN 601 158 507 Pty. Ltd. - doing business as Shift Financial. The initial facility limit is AUD $110,000 with a term of five (5) years at 16% interest rate. The outstanding balance was at AUD $63,604 and AUD $81,290 as of December 31, 2025, and December 31, 2024, respectively.

9. In 2020, Proud Mary Cafe Pty. Ltd. entered into a loan agreement for the acquisition of Coffee Machines - Synesso, with Capital Finance Australia Limited with a loan amount of AUD $51,783 payable in 60 months. The outstanding balance was at AUD $0 and AUD $2,986 as of December 31, 2025 and December 31, 2024, respectively.

10. In October 2024, Proud Mary Aura, LLC acquired a new vehicle - Ford 2023, on account at $38,795. The outstanding balance of the loan was at $32,575 and $38,795 as of December 31, 2025 and December 31, 2024, respectively

11. In May 2025, Proud Mary Cafe Pty. Ltd. entered into an equipment line facility agreement with ACN 601 158 507 Pty. Ltd. - doing business as Shift Financial. The initial facility limit is AUD $16,938.90 with a term of five (5) years at 11.2% interest rate. The outstanding balance was at AUD $15,386 and AUD $0 as of December 31, 2025, and December 31, 2024, respectively.

12. In May 2025, Proud Mary Aura, LLC acquired a Generator, on account at $31,395. The outstanding balance of the loan was at $21,371 and $0 as of December 31, 2025 and December 31, 2024, respectively

13. In June 2022, Proud Mary Aura, LLC entered into a business loan SBA backed with Frost Bank for $587,000. The loan has a maturity date of January 06, 2029, with an annual interest rate of 5.25%. The outstanding balance of the loan was at $109,400 and $207,628 as of December 31, 2025 and December 31, 2024, respectively

NOTE 6 – EQUITY

The Company is structured as a limited liability Company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company. Below is the summary of control percentage as of December 31, 2025.

CLASS F TOTALS	TOTAL INCLUDING CHANGE IN CONTROL		TOTAL
	Shares		
	Units	Percentage Interest	
NH	498635	44%	39%
SH	498635	44%	39%
PPL	60000	5%	5%
PT	12712	1%	1%
LG	7151.41	1%	1%
BH	3599.5	0%	0%
F LLC	20292	2%	2%
AO	1858	0%	0%
EB	11056	1%	1%
JH	11167	1%	1%
ML	1880	0%	0%
MP	474	0%	0%
AC	376	0%	0%
CLASS F TOTALS	**1127460**	**100%**	**88%**
	Change in Control Bonus		
		Percentage Interest	
ML	Employee	3%	3%
AD	Employee	3%	3%
WB	Advisor	3%	3%
LG	Employee	1%	1%
AL	Employee	2%	2%
BR	Employee	1%	1%
TOTALS		**12%**	**12%**

Classes of Members

Each Member's Membership Interest shall be denominated in units (each a "Unit"). Company initially shall have two (2) authorized classes of Units, designated Class F Units and Class O Units, and Company shall have two (2) classes of Members, the Class F Members and the Class O Members. The ownership by a Member of Class F Units or Class O Units shall entitle such Member to items of income, gain, loss or deduction, and distributions of cash and other property, as set forth in Article.

Mandatory Dissolution

The Company shall be dissolved immediately upon the first to occur of the following events:

(a) the sale of all or substantially all of Company's assets and conversion of the purchase price for such assets into cash when the provisions of Section 9.2 have been met;

(b) the entry of a decree of judicial dissolution pursuant to Section 18-802 of the Act, as amended from time to time, and any succeeding law; or

(c) the approval of the Manager and the Class F Majority.

Discretionary Dissolution

The Company may be dissolved, at the sole discretion of the Manager, at any time after the sale of all or substantially all of Company's assets; provided that in the absence of approval by Manager prior to such date, Company shall be dissolved thirty-six (36) months following the date of such sale.

<u>Winding Up</u>

Upon the dissolution of Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of Company.

<u>Distributions-in-Kind</u>

Any non-cash asset distributed to one or more Members shall first be valued at its fair market value to determine the Net Profits or Net Losses that would have resulted if such asset were sold for such value. Such Net Profits or Net Losses shall then be allocated among the Members pursuant to Article IV, and the Members' Capital Accounts shall be adjusted to reflect such allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in such distributed asset shall be the fair market value of such interest (net of any liability secured by such asset that such Member assumes or takes subject to). The Designee shall reasonably determine the fair market value of such asset.

<u>Treatment as a C-Corporation</u>

The Company elects to be treated as an association taxable as a corporation for federal and state income tax purposes in accordance 26 CFR 301.7701-3 and the Members shall cooperate in Company's election to treat the Company as an "C corporation" by filing IRS Form 8832 – Entity Classification Election on behalf of the Company pursuant to the Code (the "C-Corp Election"). From and after the effective date of the C-Corp Election, the Company shall be an "C corporation" for federal and state tax purposes. Notwithstanding the foregoing, the Members intend the Company to be a limited liability company under the Act, and that they be members of a limited liability company and not shareholders in a corporation. No Member shall take any action inconsistent with the express intent of this Section 3.1.

<u>Distributions of Available Cash</u>

The Available Cash of the Company shall be distributed to the Members, as and when determined by Manager, in proportion to their relative Percentage Interests.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 14, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

In 2024, a 11.30% change in control bonus to employees was effected leaving owner members with a total of 88.70% ownership interest.

I, Nolan Hirte (Print Name), the CEO & Managing Member of Proud Mary Coffee USA LLC, hereby certify that the financial statements of Proud Mary Coffee USA LLC and notes thereto for the periods ending 2024 (first Fiscal Year End of Review) and 2025 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns of 2024.

Proud Mary Coffee USA LLC has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/28/2026 | 6:51 AM AEST (Date of Execution).

DocuSigned by:

F0D4E0077FB744D... (Signature)

CEO FOUNDER (Title)

4/28/2026 | 6:51 AM AEST (Date)